Statuten

der Alcon, Inc.

vom 2. Mai 2006

Articles of Association of

Alcon, Inc.

as of May 2, 2006

Abschnitt 1:
Firma, Sitz, Zweck und Dauer der Gesellschaft

Firma, Sitz

Artikel 1
Unter der Firma

Alcon, Inc.

besteht eine Aktiengesellschaft mit Sitz in Hünenberg ZG.

Zweck

Artikel 2

1 Zweck der Gesellschaft ist der Erwerb, die Verwaltung und Übertragung von Patenten, Handelsmarken, technischen und industriellen Kenntnissen, Leistung technischer und administrativer Beratungsdienste sowie Beteiligung an anderen Industrie- und Handelsunternehmungen.

2 Die Gesellschaft kann alle Geschäfte tätigen und Massnahmen ergreifen, die geeignet erscheinen, den Zweck der Gesellschaft zu fördern oder mit diesem zusammenhängen.

Dauer

Artikel 3
Die Dauer der Gesellschaft ist unbeschränkt.

Section 1:
Name, Place of Incorporation, Purpose and Duration

Name, Place of Incorporation

Article 1
Under the name

Alcon, Inc.

there exists a corporation with its place of incorporation in Hünenberg, Canton of Zug, Switzerland.

Purpose

Article 2

1 The business purpose of the company consists of the purchase, the administration and the transfer of patents, trademarks, technical and industrial know how, the provision of technical and administrative consultancy services and the holding of participations in other industrial and commercial companies.

2 The Company may engage in all types of transactions and may take all measures that appear appropriate to promote the purpose of the Company or that are related to the same.

Duration

Article 3
The duration of the Company is unlimited.

	Abschnitt 2:
	Aktienkapital

Aktienkapital

Artikel 4

1 Das Aktienkapital der Gesellschaft beträgt CHF 62'891'820.60, eingeteilt in 314'459'103 voll liberierte Namenaktien. Jede Aktie hat einen Nennwert von CHF 0.20.

2 Durch Beschluss der Generalversammlung mit der in Art. 18 dieser Statuten festgeschriebenen Mehrheit können Namenaktien in Inhaberaktien und umgekehrt umgewandelt werden.

Bedingtes Aktienkapital

Artikel 4 ter

1 Das Aktienkapital kann sich durch Ausgabe von höchstens 22'415'897 voll zu liberierenden Namenaktien im Nennwert von je CHF 0.20 um höchstens CHF 4'483'179.40 erhöhen durch Ausgabe von Aktien oder Optionen an Mitarbeiter oder Verwaltungsräte der Gesellschaft und ihrer Konzerngesellschaften. Das Bezugsrecht wie auch das Vorwegzeichnungsrecht der Aktionäre der Gesellschaft sind ausgeschlossen. Die Ausgabe von Aktien oder diesbezüglichen Optionen an Mitarbeiter oder Verwaltungsräte erfolgt gemäss einem oder mehreren vom Verwaltungsrat zu erlassenden Reglementen und unter Berücksichtigung der Leistungen, Funktionen, Verantwortungsstufen und Rentabilitätskriterien. Die Ausgabe von Aktien oder Bezugsrechten darauf an Mit-arbeiter oder Verwaltungsräte kann zu einem unter dem Börsenkurs liegenden Preis, mindestens aber zum Nennwert, erfolgen. Bei der Ausgabe von Optionen auf Aktien hat der Ausübungspreis mindestens dem Börsenkurs zur Zeit der Einräumung der Optionen zu entsprechen.

Section 2:
Share Capital

Share Capital

Article 4

1 The share capital of the Company is CHF 62'891'820.60 and is divided into 314'459'103 fully paid registered shares. Each share has a par value of CHF 0.20.

2 Upon resolution of the Shareholders' Meeting with the supermajority set out in Art. 18 of these Articles of Association, registered shares may be converted into bearer shares and vice versa.

Conditional Share Capital

Article 4 ter

1 The share capital may be increased in an amount not to exceed CHF 4'483'179.40 through the issuance of up to 22'415'897 fully paid registered shares with a par value of CHF 0.20 per share in connection with the issuance of new shares or options to employees or directors of the Company and group companies. The pre-emptive and advance subscription rights of the shareholders shall thereby be excluded. The shares or options to acquire shares shall be issued to employees pursuant to one or more regulations to be issued by the Board of Directors, taking into account performance, functions, levels of responsibility and profitability criteria. Shares may be issued to employees or directors at a price lower than the current market price quoted on the stock exchange on which the shares are traded, but at least at par value. In case of the issuance of options to purchase shares, the exercise price shall be no less than the prevailing stock exchange price upon grant of the options.

Aktienbuch und Eintragungsbeschränkungen, Nominees

Artikel 5

1 Für die Namenaktien führt die Gesellschaft selbst oder durch Dritte ein Aktienbuch. Darin werden die Eigentümer und Nutzniesser der Namenaktien mit Namen und Vornamen Wohnort und Adresse (bei juristischen Personen die Firma und der Sitz) eingetragen. Wechselt eine im Aktienbuch eingetragene Person ihre Adresse, so hat sie dies dem Aktienbuchführer mitzuteilen. Solange dies nicht geschehen ist, erfolgen alle brieflichen Mitteilungen rechtsgültig an die bisher im Aktienbuch eingetragene Adresse.

2 Erwerber von Namenaktien werden auf Gesuch als Aktionäre mit Stimmrecht im Aktienbuch eingetragen.

3 Der Verwaltungsrat kann nach Anhörung des eingetragenen Aktionärs Eintragungen im Aktienbuch als Aktionär mit Stimmrecht mit Rückwirkung auf das Datum der Eintragung streichen, wenn diese durch falsche Angaben zustande gekommen sind. Der Betroffene muss über die Streichung sofort informiert werden.

4 Der Verwaltungsrat kann Nominees, die Aktien in eigenem Namen, aber auf fremde Rechnung halten, ins Aktienbuch eintragen. Aktionäre, die ihre Aktien über einen Nominee halten, üben ihre Aktionärsrechte mittelbar über den Nominee aus.

Aktienzertifikate

Artikel 6

1 Die Gesellschaft gibt Namenaktien oder Zertifikate, welche mehrere Namenaktien verkörpern, aus, die auf den Namen des im Aktienbuch eingetragenen Eigentümers ausgestellt werden.

Share Register and Restrictions on Registration, Nominees

Article 5

1 The Company shall maintain, itself or through a third party, a share register listing the surname and first name and address (in the case of legal entities, the company name and place of incorporation) of the holders and usufructuaries of the registered shares. A shareholder must notify the share registrar of any change in address. Until such notification shall have occurred, all written communication from the Company to shareholders of record shall be deemed to have validly been made if sent to the address recorded in the share register.

2 Acquirors of registered shares shall be recorded upon request in the share register as shareholders with voting rights.

3 After hearing the registered shareholder, the Board of Directors may cancel the registration of such shareholder as a shareholder with voting rights in the share register, retroactive to the date of registration, if such registrations were made based on false information. The relevant shareholder shall be informed immediately as to the cancellation.

4 The board of directors may record nominees who hold shares in their own name, but for account of third parties, as shareholders of record in the share register of the Company. Beneficial owners of shares who hold their shares through nominees exercise their shareholders' rights through the intermediation of such nominees.

Share Certificates

Article 6

1 The Company shall issue registered shares or share certificates incorporating a number of registered shares to the name of record owners of shares.

2   Namenaktien und Aktienzertifikate tragen die Unterschrift von zwei rechtsgültig bevollmächtigten Zeichnungsberechtigten, wovon mindestens einer Verwaltungsrat der Gesellschaft sein muss. Diese Unterschriften können Facsimile-Unterschriften sein.

3   Die Gesellschaft kann ausgegebene Namenaktien, die bei der Gesellschaft eingeliefert werden, mit der Zustimmung der betroffenen Aktionäre ersatzlos annullieren.

4   Nicht verurkundete Namenaktien einschliesslich daraus entspringende, nicht verurkundete Rechte können nur durch Zession übertragen werden. Die Zession bedarf zur Gültigkeit der Anzeige an den Aktienbuchführer.

5   Nicht verurkundete Namenaktien und die daraus entspringenden Vermögensrechte können nur zugunsten der Finanzinstitution, bei welcher der Aktionär dieselben buchmässig führen lässt, durch schriftlichen Pfandvertrag verpfändet werden. Eine Anzeige an die Gesellschaft ist nicht erforderlich.

Rechts-ausübung

Artikel 7

1   Die Gesellschaft anerkennt nur einen Vertreter pro Aktie.

2   Soweit diese Statuten nichts anderes vorsehen, ist die Gesellschaft berechtigt, als Aktionär, Nutzniesser oder Nominee nur diejenigen Personen anzuerkennen, die im Aktienbuch eingetragen sind, und diesen Personen gegenüber Leistungen zu erbringen.

2   Registered shares and share certificates shall bear the signatures of two duly authorized signatories of the Company, of which at least one shall be a member of the Board of Directors. These signatures may be facsimile signatures.

3   The Company may destroy issued share certificates without replacement with the consent of the affected shareholder of record.

4   Uncertificated registered shares, including any uncertificated rights arising thereunder, may be transferred only by way of written assignment. The assignment must be notified to the share registrar to be valid.

5   Uncertificated registered shares and the pecuniary rights associated therewith may be pledged only by way of a written agreement, and only in favor of the financial institution at which the shareholder holds such shares in book-entry form. Notification to the Company shall not be necessary.

Exercise of Rights

Article 7

1   The Company shall only accept one representative per share.

2   Unless the Articles of Association provide otherwise, the Company is entitled to accept only those persons as shareholders, usufructuaries of shares or nominees who have been recorded in the share register, and to perform only as against such persons.

Abstnitt 3:

Gesellschaftsorgane

A. Generalversammlung

Zuständigkeit

Artikel 8

Die Generalversammlung ist das oberste Organ der Gesellschaft.

Ordentliche Generalversammlungen

Artikel 9

Die ordentliche Generalversammlung findet alljährlich innerhalb von sechs Monaten nach Schluss des Geschäftsjahres statt; spätestens zwanzig Tage vor der Versammlung sind der Geschäftsbericht und der Revisionsbericht mit dem Bericht der Konzernprüfer den Aktionären am Gesellschaftssitz zur Einsicht aufzulegen. Jeder Aktionär kann verlangen, dass ihm unverzüglich eine Ausfertigung dieser Unterlagen ohne Kostenfolge zugestellt wird. Die im Aktienbuch eingetragenen Aktionäre werden hierüber durch schriftliche Mitteilung unterrichtet.

Ausserordentliche Generalversammlungen

Artikel 10

1 Ausserordentliche Generalversammlungen finden in den vom Gesetz vorgesehenen Fällen statt, insbesondere wenn der Verwaltungsrat es für angezeigt erachtet oder die Revisionsstelle dies verlangt.

2 Ausserdem müssen ausserordentliche Generalversammlungen einberufen werden auf Beschluss einer Generalversammlung oder wenn es ein oder mehrere Aktionäre verlangen, welche zusammen mindestens den zehnten Teil des Aktienkapitals vertreten, in einer von dem- oder denselben unterzeichneten Eingabe, unter Anführung der Verhandlungsgegenstände und der Anträge.

Section 3:

Corporate Bodies

A. Shareholders' meeting

Competence

Article 8

The Shareholders' Meeting is the supreme body of the Company.

Ordinary Shareholders' Meetings

Article 9

The Ordinary Shareholders' Meeting shall be held each year within six months after the close of the fiscal year of the Company; the business report and the Auditor's report, together with the group auditor's report, shall be made available for inspection by the shareholders at the place of incorporation of the Company no later than twenty days prior to the meeting. Each shareholder is entitled to request immediate delivery of a copy of these documents free of charge. Shareholders of record will be notified of this in writing.

Extraordinary Shareholders' Meetings

Article 10

1 Extraordinary Shareholders' Meetings shall be held in the circumstances foreseen under applicable law, in particular when deemed necessary by the Board of Directors or if requested by the Auditors.

2 Furthermore, Extraordinary Shareholders' Meetings shall be convened upon resolution of a Shareholders' Meeting or if requested by one or more shareholders who represent an aggregate of at least one-tenth of the share capital and who submit a petition signed by such shareholder(s), specifying the items for the agenda and the proposals.

Einberufung	1	**Artikel 11**

Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls die Revisionsstelle, spätestens 20 Tage vor dem Versammlungstag einberufen. Die Einberufung erfolgt durch einmalige Bekanntmachung im Publikationsorgan der Gesellschaft. Für die Einhaltung der Einberufungsfrist ist der Tag der Veröffentlichung der Einberufung im Publikationsorgan massgeblich, wobei der Tag der Veröffentlichung nicht mitzuzählen ist. Aktionäre können überdies mit uneingeschriebenem Brief orientiert werden.

2 Die Einberufung muss die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrates und der Aktionäre, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben, und bei Wahlgeschäften die Namen der vorgeschlagenen Kandidaten enthalten.

Artikel 12

Traktandierung

1 Aktionäre, die Aktien im Nennwert von CHF 1'000'000 oder mehr vertreten, können die Traktandierung eines Verhandlungsgegenstandes verlangen. Die Traktandierung muss mindestens 40 Tage vor der Versammlung schriftlich unter Angabe des Verhandlungsgegenstandes und der Anträge des Aktionärs oder der Aktionäre anbegehrt werden.

2 Zu nicht gehörig angekündigten Verhandlungsgegenständen können keine Beschlüsse gefasst werden. Hiervon sind jedoch der Beschluss über den in einer Generalversammlung gestellten Antrag auf Einberufung einer ausserordentlichen Generalversammlung sowie derjenige auf Durchführung einer Sonderprüfung

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Notice of Shareholders' Meetings

1 **Article 11**

Notice of Shareholders' Meetings shall be given by the Board of Directors or, if necessary, by the Auditors, no later than 20 days prior to the meeting date. Notice of the meeting shall be given by way of an announcement appearing once in the official means of publication of the Company. The notice period shall be deemed to have been observed if notice of the meeting is published in the official means of publication of the Company, whereby the date of publication is not calculated when computing the period. Shareholders may in addition be informed by ordinary mail.

2 The notice of a meeting shall state the items on the agenda and the proposals of the Board of Directors and of the shareholders who demanded that a Shareholders' Meeting be held or that an item be included on the agenda and, in case of elections, the names of the nominated candidates.

Agenda **Article 12**

1 One or more shareholders whose combined shareholdings represent an aggregate par value of at least CHF 1,000,000 may request that an item be included on the agenda of a Shareholders' Meeting. Such inclusion must be requested in writing at least 40 days prior to the meeting and shall specify the agenda items and proposals of such shareholder(s).

2 No resolutions may be passed at a Shareholders' Meeting concerning agenda items for which proper notice was not given. This provision shall not apply, however, to proposals made during a Shareholders' Meeting to convene an Extraordinary Shareholders' Meeting or to initiate a special audit.

ausgenommen.

3 Zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung bedarf es nicht der vorgängigen Ankündigung.

3 No previous notification shall be required for proposals concerning items included on the agenda, and for debates as to which no vote is taken.

Vorsitz der Generalversammlung, Protokoll, Stimmenzähler

Artikel 13

1 Die Generalversammlung findet am Sitz der Gesellschaft statt, sofern der Verwaltungsrat nichts anderes bestimmt. Der Präsident des Verwaltungsrates oder bei dessen Verhinderung der Vizepräsident oder eine andere vom Verwaltungsrat bezeichnete Person führt den Vorsitz.

2 Der Vorsitzende bestimmt den Protokollführer und die Stimmenzähler, die nicht Aktionäre sein müssen. Das Protokoll ist vom Vorsitzenden und vom Protokollführer zu unterzeichnen.

3 Der Vorsitzende hat sämtliche Leitungsbefugnisse, die für die ordnungsgemässe Durchführung der Generalversammlung nötig sind.

Presiding Officer, Minutes, Vote Counters

Article 13

1 The Shareholders' Meeting shall be held at the place of incorporation of the Company, unless the Board of Directors decides otherwise. The Chairman of the Board or, in his absence, a Vice-Chairman or any other person appointed by the Board, shall take the chair.

2 The acting chair of the Shareholders' Meeting shall appoint the secretary and the vote counters of such meeting who need not be shareholders. The minutes of the Shareholders' Meeting shall be signed by the acting chair of such meeting and the secretary.

3 The acting chair of the Shareholders' Meeting shall have all powers and authority necessary to ensure the orderly conduct of such meeting.

Vertretung der Aktionäre

Artikel 14

1 Der Verwaltungsrat erlässt die Verfahrensvorschriften über die Teilnahme und Vertretung an der Generalversammlung.

2 Jeder im Aktienbuch eingetragene Aktionär ist berechtigt, an der Generalversammlung und an allen dort abgehaltenen Abstimmungen teilzunehmen. Ein Aktionär kann sich an der Generalversammlung durch eine Person vertreten lassen, die nicht Aktionär sein muss.

Proxies

Article 14

1 The Board of Directors shall issue procedural rules regarding participation in and representation at the Shareholders' Meeting.

2 Each shareholder registered in the share register is entitled to participate at the Shareholders' Meeting and in any vote taken. The shareholders may be represented by proxies who need not be shareholders.

Stimmrecht

Artikel 15

Jede Aktie berechtigt zu einer Stimme.

Voting Rights

Article 15

Each share shall grant the right to one vote.

Beschlüsse, Wahlen

Artikel 16

1 Die Generalversammlung beschliesst und wählt, soweit das

Resolutions, Elections

Article 16

1 Unless otherwise required by law or stated in these Articles

Gesetz oder diese Statuten es nicht anders bestimmen, mit der absoluten Mehrheit der vertretenen Aktienstimmen.

2 Die Abstimmungen und Wahlen erfolgen offen, es sei denn, dass die Generalversammlung schriftliche Abstimmung respektive Wahl beschliesst oder der Vorsitzende diese anordnet. Der Vorsitzende kann Abstimmungen und Wahlen auch mittels elektronischem Verfahren durchführen lassen. Elektronische Abstimmungen und Wahlen sind schriftlichen Abstimmungen und Wahlen gleichgestellt.

3 Der Vorsitzende kann eine offene Wahl oder Abstimmung immer durch eine schriftliche wiederholen lassen, sofern nach seiner Meinung Zweifel am Abstimmungsergebnis bestehen. In diesem Fall gilt die vorausgegangene offene Wahl oder Abstimmung als nicht geschehen.

4 Kommt bei Wahlen im ersten Wahlgang eine Wahl nicht zustande und stehen mehr als ein Kandidat zur Wahl, ordnet der Vorsitzende einen zweiten Wahlgang an, in dem das relative Mehr entscheidet.

Befugnisse der Generalversammlung

Artikel 17

Der Generalversammlung sind folgende Geschäfte vorbehalten:
a) die Festsetzung und Änderung der Statuten;
b) die Wahl der Mitglieder des Verwaltungsrates, der Revisionsstelle, des Konzernprüfers und der besonderen Revisionsstelle;
c) die Genehmigung des Jahresberichtes und der Konzernrechnung;
d) die Genehmigung der Jahresrechnung sowie die Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende;
e) die Entlastung der Mitglieder des Verwaltungsrates;
f) die Beschlussfassung über die Gegenstände, die der

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of Association, the Shareholders' Meeting shall pass resolutions and decide elections upon an absolute majority of the votes represented.

2 Resolutions and elections shall be decided by a show of hands, unless a secret ballot is resolved by the Shareholders' Meeting or is ordered by the acting chair of such meeting. The presiding officer may also hold resolutions and elections in electronic form. Electronic resolutions and elections shall be treated in the same manner as resolutions and elections by ballot.

3 The chair of the Shareholders' Meeting may at any time order that an election or resolution decided by a show of hands be repeated through a secret ballot if, in his view, the results of the vote are in doubt. In this case, the preceding decision by a show of hands shall be deemed to have not occurred.

4 In elections, if the first ballot fails to result in an election and more than one candidate is standing for election, the chair of the Shareholders' Meeting shall order a second ballot in which a relative majority shall be decisive.

Specific Powers of the Shareholders' Meeting

Article 17

The following powers shall be vested exclusively in the Shareholders' Meeting:
a) adoption and amendment of these Articles of Association;
b) election of the members of the Board of Directors, the Auditors, the Group Auditors and the special auditors;
c) approval of the annual report and the consolidated financial statements;
d) approval of the annual financial statements and decision on the allocation of profits shown on the balance sheet, in particular with regard to dividends;
e) granting discharge to the members of the Board of

Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr, vorbehältlich Art. 716a OR, durch den Verwaltungsrat vorgelegt werden.

Besonderes Quorum

Artikel 18

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Stimmen auf sich vereinigt, ist erforderlich für:

a) die Änderung des Gesellschaftszweckes;
b) die Einführung von Stimmrechtsaktien;
c) die Beschränkung der Übertragbarkeit von Namenaktien und die Aufhebung einer solchen Beschränkung;
d) die Beschränkung der Ausübung des Stimmrechts und die Aufhebung einer solchen Beschränkung;
e) eine genehmigte oder eine bedingte Kapitalerhöhung;
f) die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlage oder zwecks Sachübernahme oder die Gewährung von besonderen Vorteilen;
g) die Einschränkung oder Aufhebung des Bezugsrechts;
h) die Verlegung des Sitzes der Gesellschaft;
i) die Umwandlung von Namen- in Inhaberaktien und umgekehrt;
j) die Auflösung der Gesellschaft ohne Liquidation;
k) Änderungen dieses Artikels 18.

B. Verwaltungsrat

Anzahl der Verwaltungsräte

Artikel 19

Der Verwaltungsrat besteht aus mindestens 7 Mitgliedern, die Aktionäre sein oder eine juristische Person, die Aktionärin ist, vertreten müssen.

Directors;

f) passing resolutions as to all matters reserved to the authority of the Shareholders' Meeting by law or under these Articles of Association or that are submitted to the Shareholders' Meeting by the Board of Directors, subject to art. 716a Swiss Code of Obligations.

Special Quorum

Article 18

The approval of at least two-thirds of the votes represented at a Shareholders' Meeting shall be required for resolutions with respect to:

a) a modification of the purpose of the Company;
b) the creation of dual-class common stock;
c) restrictions on the transfer of registered shares and the removal of such restrictions;
d) restrictions on the exercise of the right to vote and the removal of such restrictions;
e) an authorized or conditional increase in share capital;
f) an increase in share capital through the conversion of capital surplus, through a contribution in kind or in exchange for an acquisition of assets, or a grant of special benefits upon a capital increase;
g) the restriction or denial of pre-emptive rights;
h) a change of the place of incorporation of the Company;
i) the conversion of registered shares into bearer shares and vice versa;
j) the dissolution of the Company without liquidation;
k) any changes to this Article 18.

B. Board of Directors

Number of Directors

Article 19

The Board of Directors shall consist of no less than 7 members, all of whom shall be shareholders or representatives of a legal entity that is a shareholder.

Amtsdauer

Artikel 20

1 Die Verwaltungsratsmitglieder werden für eine Amtsdauer von drei Jahren gewählt. Mitglieder, deren Amtsdauer abgelaufen ist, sind wiederwählbar. Die maximale Amtszeit nicht geschäftsführender Mitglieder des Verwaltungsrates beträgt drei Amtsperioden.

2 Jedes Jahr wird der Verwaltungsrat teilweise erneuert. Soweit möglich soll die Anzahl der wiederzuwählenden Verwaltungsratsmitglieder jedes Jahr gleich gross sein und so gewählt werden, dass sich jedes Verwaltungsratsmitglied nach einer Amtsdauer von drei Jahren zur Wiederwahl stellen muss. Der Verwaltungsrat legt die Reihenfolge der Wiederwahl fest, wobei die erste Amtszeit einiger Verwaltungsräte auch weniger als drei Jahre betragen kann. Unter einem Jahr ist dabei der Zeitabschnitt zwischen zwei ordentlichen Generalversammlungen zu verstehen.

3 Sollte die Anzahl der Verwaltungsratsmitglieder verkleinert oder vergrössert werden, legt der Verwaltungsrat eine neue Reihenfolge der Wiederwahl fest. In diesem Fall kann die Amtszeit einiger Verwaltungsräte auch weniger als drei Jahre betragen.

4 Wenn ein Verwaltungsratsmitglied vor Ablauf seiner Amtsdauer ersetzt wird, endet die Amtsdauer des an Stelle des ersetzten Verwaltungsratsmitgliedes gewählten neuen Verwaltungsratsmitgliedes mit dem Ende der normalen Amtsdauer des ersetzten Verwaltungsratsmitgliedes.

Organisation des Verwaltungsrates, Entschädigung

Artikel 21

1 Der Verwaltungsrat wählt aus seiner Mitte einen Präsidenten und einen oder mehrere Vizepräsidenten. Er bestellt seinen Sekretär, welcher nicht Mitglied des Verwaltungsrates zu sein braucht. Der Verwaltungsrat ordnet im Übrigen unter Vorbehalt der Bestimmungen des Gesetzes und der Statuten seine Organisation durch ein Organisationreglement selbst.

Term of Office

Article 20

1 The members of the Board of Directors shall be elected to serve three-year terms. Members of the Board of Directors whose terms of office have expired shall be eligible for re-election. Non-executive Directors may only be appointed for up to three terms of office.

2 Each year the Board of Directors shall be renewed by rotation, to the extent possible in equal numbers and in such manner that, after a period of three years, all members will have been subject to re-election. The Board of Directors shall establish the order of rotation, whereas the first term of office of some members may be less than three years. In this regard, one year shall mean the period between two Ordinary Shareholders' Meetings.

3 In the event of an increase or a decrease in the number of Directors, the Board of Directors shall establish a new order of rotation. It follows that the term of office of some members may be less than three years.

4 If, before the expiry of his or her term of office, a Director should be replaced for whatever reason, the term of office of the newly elected Directors shall expire at the end of the normal term of office of his or her predecessor.

Organization of the Board, Remuneration

Article 21

1 The Board of Directors shall elect from among its members one Chairman and one or more Vice-Chairmen. It shall appoint a secretary who need not be a member of the Board. The Board of Directors shall further regulate, subject to applicable law and these Articles of Association, its organization in written organizational regulations.

2 Die Mitglieder des Verwaltungsrates haben Anspruch auf Ersatz ihrer im Interesse der Gesellschaft aufgewendeten Auslagen sowie auf eine ihrer Tätigkeit und Verantwortung entsprechende Entschädigung, die der Verwaltungsrat auf Antrag eines Ausschusses des Verwaltungsrates festlegt.

Einberufung

Artikel 22

Der Präsident ruft den Verwaltungsrat zusammen, so oft es die Geschäfte erfordern, oder wenn ein Mitglied oder der Vorsitzende der Konzernleitung es schriftlich verlangt.

Beschlüsse

Artikel 23

1 Zur Beschlussfähigkeit des Verwaltungsrates ist die Anwesenheit von mindestens der Mehrheit seiner Mitglieder erforderlich, vorbehältlich besonderer Bestimmungen im Organisationsreglement. Kein Präsenzquorum ist erforderlich für die Anpassungs- und Feststellungsbeschlüsse des Verwaltungsrates im Zusammenhang mit Kapitalerhöhungen.

2 Der Verwaltungsrat fasst seine Beschlüsse mit der Mehrheit der abgegebenen Stimmen. Der Vorsitzende hat den Stichentscheid.

3 Beschlüsse können im Zirkulationsverfahren (schriftlich) gefasst werden, sofern nicht ein Mitglied mündliche Beratung verlangt.

Befugnisse des Verwaltungsrates

Artikel 24

1 Der Verwaltungsrat hat insbesondere folgende unübertragbare und unentziehbare Aufgaben:
a) die Oberleitung der Gesellschaft und die Erteilung der nötigen Weisungen;
b) die Festlegung der Organisation;
c) die Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung;

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2 The members of the Board of Directors shall be entitled to reimbursement of all expenses incurred in the interests of the Company, as well as remuneration for their services that is appropriate in view of their functions and responsibilities. The amount of the remuneration shall be fixed by the Board of Directors upon recommendation by a committee of the Board.

Convening of Meetings

Article 22

The Chairman shall convene meetings of the Board of Directors if and when the need arises or whenever a member or the chief executive officer so requests in writing.

Resolutions

Article 23

1 In order to pass resolutions, at least a majority of the members of the Board of Directors must be present, subject to additional provisions in the Organizational Regulations. No attendance quorum shall be required for resolutions of the Board of Directors providing for the confirmation of capital increases or for the amendment of the Articles of Association in connection therewith.

2 Resolutions of the Board of Directors shall be adopted upon a majority of the votes cast. In the event of a tie, the Chairman shall have the deciding vote.

3 Resolutions may be passed by way of written consent, provided that no member requests oral deliberation.

Specific Powers of the Board

Article 24

1 The Board of Directors has, in particular, the following non-delegable and inalienable duties:
a) the ultimate direction of the business of the Company and the issuance of the necessary instructions;
b) the determination of the organization of the Company;
c) the administration of accounting, financial controls and financial planning;

d) die Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen;

e) die Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;

f) die Erstellung des Geschäftsberichtes sowie der Vorbereitung der Generalversammlung und die Ausführung ihrer Beschlüsse;

g) die Beschlussfassung über nachträgliche Leistungen von Einlagen auf nicht vollständig liberierten Aktien und daraus folgende Statutenänderungen;

h) die Beschlussfassung über die Erhöhung des Aktienkapitals, soweit diese in der Kompetenz des Verwaltungsrates liegt, die Feststellung von Kapitalerhöhungen und die Erstattung des erforderlichen Kapitalerhöhungsberichtes sowie die entsprechenden Statutenänderungen;

i) die Prüfung der fachlichen Voraussetzungen der besonders befähigten Revisoren;

j) die Benachrichtigung des Richters im Falle der Überschuldung.

2 Der Verwaltungsrat kann überdies in allen Angelegenheiten Beschluss fassen, die nicht nach Gesetz oder Statuten der Generalversammlung zugeteilt sind.

Übertragung von Befugnissen

Artikel 25
Der Verwaltungsrat kann unter Vorbehalt von Art. 24 dieser Statuten die Geschäftsführung nach Massgabe eines Organisationsreglementes ganz oder teilweise an eines oder mehrere seiner Mitglieder oder an Drittpersonen (Konzernleitung) übertragen.

---

d) the appointment and removal of the persons entrusted with management and representation of the Company;

e) the ultimate supervision of the persons entrusted with management of the Company, specifically in view of their compliance with law, these Articles of Association, the regulations and directives;

f) the preparation of business reports, the preparations for the Shareholders' Meetings and the implementation of shareholders' resolutions;

g) the decision to call payments on shares that are not fully paid in, and the corresponding amendments to these Articles of Association;

h) the adoption of resolutions concerning an increase in share capital to the extent that such power is vested in the Board of Directors of resolutions concerning the confirmation of capital increases, as well as making the required report on the capital increase and corresponding amendments to these Articles of Association;

i) the examination of the professional qualifications of the qualified auditors;

j) notification of the court if liabilities exceed assets.

2 In addition, the Board of Directors may pass resolutions with respect to all matters that are not reserved to the Shareholders' Meeting by law or under these Articles of Association.

Delegation of Powers

Article 25
Subject to art. 24 of these Articles of Association, the Board of Directors may delegate the management of the Company in whole or in part to individual directors or to third persons (Group Executive Management) pursuant to regulations governing the internal organization.

Zeichnungs-berechtigung

Artikel 26

Die rechtsverbindliche Vertretung der Gesellschaft durch Mitglieder des Verwaltungsrates oder durch Dritte wird in einem Organisationsreglement festgelegt.

C. Revisionsstelle, Konzernprüfer und Spezialrevisionsstelle

Amtsdauer, Befugnisse und Pflichten

Artikel 27

1 Der Revisionsstelle und dem Konzernprüfer, die beide von der Generalversammlung gewählt werden, obliegen die ihnen vom Gesetz zugewiesenen Befugnisse und Pflichten. Dieselbe Person kann Revisionsstelle und Konzernprüfer sein

2 Die Generalversammlung kann eine besondere Revisionsstelle wählen, der die Vornahme der im Rahmen von Kapitalerhöhungen vorgeschriebenen besonderen Prüfungen (Art. 652f, 653f und 653i OR) obliegen.

3 Die Amtsdauer der Revisionsstelle, des Konzernprüfers und gegebenenfalls der besonderen Revisionsstelle beträgt ein Jahr. Sie beginnt mit dem Tag ihrer Wahl und endet mit der ersten darauffolgenden ordentlichen Generalversammlung.

Abschnitt 4:
Jahresrechnung, Konzernrechnung und Gewinnverteilung

Geschäftsjahr, Geschäfts-bericht

Artikel 28

1 Das Geschäftsjahr endet am 31. Dezember jedes Jahres.

2 Der Verwaltungsrat erstellt für jedes Geschäftsjahr einen Geschäftsbericht, der sich aus der Jahresrechnung (bestehend aus Erfolgsrechnung, Bilanz und Anhang), dem Jahresbericht und der Konzernrechnung zusammensetzt, sowie weitere unter anwendbarem Recht oder anwendbaren Vorschriften erforderliche Unterlagen.

Signature Power

Article 26

The due and valid representation of the Company by members of the Board of Directors or other persons shall be set forth in regulations governing the internal organization.

C. Auditors, Group Auditors and Special Auditors

Term, Powers and Duties

Article 27

1 The Auditors and the Group Auditors, both of which shall be elected by the Shareholders' Meeting, shall have the powers and duties vested in them by law. The duties of Auditors and Group Auditors may be performed by the same person.

2 The Shareholders' Meeting may appoint a special auditing firm entrusted with the examinations required under applicable law in connection with capital increases (Art. 652f, 653f and 653i CO).

3 The term of office of the Auditors, the Group Auditors and (if appointed) the special auditors shall be one year. The term of office shall commence on the day of election, and shall terminate on the first Annual Shareholders' Meeting following their election.

Section 4:
Annual Financial Statements, Consolidated Financial Statements and Profit Allocation

Fiscal Year, Business Report

Article 28

1 The fiscal year shall close as of December 31 of each year.

2 For each fiscal year, the Board of Directors shall prepare a business report including the annual financial statements (consisting of the profit and loss statements, balance sheet and notes to the financial statements), the annual report and the consolidated financial statements, as well any other documentation that may be required by applicable law or

- 15 -

stock exchange rules.

Verteilung des Bilanzge-winns, Reserven	**Artikel 29** 1 Über den Bilanzgewinn verfügt die Generalversammlung im Rahmen der gesetzlichen Vorschriften. Der Verwaltungsrat unterbreitet ihr seine Anträge.

Allocation of Profit Shown on the Balance Sheet, Reserves

Article 29

1 The profit shown on the balance sheet shall be allocated by the Shareholders' Meeting within the limits set by applicable law. The Board of Directors shall submit its proposals to the Shareholders' Meeting.

2 Neben der gesetzlichen Reserve können weitere Reserven geschaffen werden.

2 Further reserves may be taken in addition to the reserves required by law.

3 Dividenden, die während fünf Jahren von ihrem Verfalltag an nicht bezogen worden sind, fallen der Gesellschaft anheim und werden der allgemeinen Reserve zugeteilt.

3 Dividends that have not been collected within five years after their payment date shall enure to the Company and be allocated to the general reserves.

Abschnitt 5:
Auflösung und Liquidation

Section 5:
Winding-up and Liquidation

Auflösung und Liquidation

Artikel 30

1 Die Generalversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft nach Massgabe der gesetzlichen und statutarischen Vorschriften beschliessen.

Winding-up and Liquidation

Article 30

The Shareholders' Meeting may at any time resolve on the winding-up and liquidation of the Company pursuant to applicable law and the provisions set forth in these Articles of Association.

2 Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.

The liquidation shall be effected by the Board of Directors, unless the Shareholders' Meeting shall appoint other persons as liquidators.

3 Die Liquidation der Gesellschaft erfolgt nach Massgabe der gesetzlichen Vorschriften.

The liquidation of the Company shall be effectuated pursuant to the statutory provisions.

4 Nach erfolgter Tilgung der Schulden wird das Vermögen unter die Aktionäre nach Massgabe der eingezahlten Beträge verteilt, soweit diese Statuten nichts anderes vorsehen.

Upon discharge of all certified liabilities, the assets of the Company shall be distributed to the shareholders pursuant to the amounts paid in, unless these Articles of Association provide otherwise.

Abschnitt 6:
Bekanntmachungen, Mitteilungen

Section 6:
Announcements, Communications

Bekannt-machungen, Mitteilungen

Artikel 31

1 Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt.

2 Soweit das Gesetz oder die anwendbare Börsenvorschrift nicht zwingend eine persönliche Mitteilung verlangen, erfolgen sämtliche Mitteilungen der Gesellschaft an die Aktionäre gültig durch Publikation im Schweizerischen Handelsamtsblatt. Schriftliche Mitteilungen der Gesellschaft an Aktionäre erfolgen durch gewöhnlichen Brief an die im Aktienbuch zuletzt eingetragene Adresse des Aktionärs bzw. Zustellungsbevollmächtigten. Als Zustellungsbevollmächtigte gilt insbesondere die Finanzinstitution, die Aktien für wirtschaftlich Berechtigte hält und in dieser Eigenschaft im Aktienbuch eingetragen ist.

Abschnitt 7:
Sacheinlagen

Sacheinlagen

Artikel 32

1 Aus Anlass der Kapitalerhöhung der Gesellschaft von CHF 4'000'000 auf CHF 54'000'000, leistet die Nestlé AG, Cham und Vevey, die folgenden Einlagen:

1) 99.95% des eingezahlten Aktienkapital der Gesellschaft Alcon Pharma GmbH, mit einem Nennwert von CHF 25'486'890;

2) 100% des eingezahlten Aktienkapital der Gesellschaft Alcon Ophthalmika GmbH, mit einem Nennwert von CHF 56'950;

3) 99.62% des eingezahlten Aktienkapital der Gesellschaft Alcon-Couvreur N.V., mit einem Nennwert von CHF 7'004'011;

4) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Cusi S.A., mit einem Nennwert von CHF 83'875'354;

Announce-ments, Com-munications

Article 31

1 The official means of publication of the Company shall be the Swiss Official Gazette of Commerce.

2 To the extent that personal notification is not mandated by law or stock exchange regulations, all communications to the shareholders shall be deemed valid if published in the Swiss Official Gazette of Commerce. Written communications by the Company to its shareholders shall be sent by ordinary mail to the last address of the shareholder or authorized recipient entered in the share register of the Company. Financial institutions holding shares for beneficial owners and recorded in such capacity in the share register shall be deemed to be authorized recipients.

Section 7:
Contributions in Kind

Article 32

1 In connection with the increase of the Company's share capital from CHF 4,000,000 to CHF 54,000,000, Nestlé Ltd, Cham and Vevey, effects the following contributions:

1) 99.95% of the paid-in share capital of the company Alcon Pharma GmbH, with a par value of CHF 25,486,890;

2) 100% of the paid-in share capital of the company Alcon Ophthalmika GmbH, with a par value of CHF 56,950;

3) 99.62% of the paid-in share capital of the company Alcon-Couvreur N.V., with a par value of CHF 7,004,011;

4) 100 % of the paid-in share capital of the company Alcon Cusi S.A., with a par value of CHF 83,875,354;

5) 100 % of the paid-in share capital of the company

5) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Finland Oy, mit einem Nennwert von CHF 131'950;

6) 100 % des eingezahlten Aktienkapital der Gesellschaft Laboratoires Alcon S.A., mit einem Nennwert von CHF 19'720'727;

7) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Laboratories (UK) Ltd., mit einem Nennwert von CHF 7'316'000;

8) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Laboratories Hellas Commercial & Industrial S.A., mit einem Nennwert von CHF 651'050;

9) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Nederland B.V., mit einem Nennwert von CHF 28'424;

10) 99 % des eingezahlten Aktienkapital der Gesellschaft Alcon Italia S.p.A., mit einem Nennwert von CHF 2'198'746;

11) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Norge AS, mit einem Nennwert von CHF 9'790;

12) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Polska Sp. z.o.o., mit einem Nennwert von CHF 300'000;

13) 90 % des eingezahlten Aktienkapital der Gesellschaft Alcon Portugal Produtos e Equipamentos Oftalmologicos, Lda., mit einem Nennwert von CHF 35'100;

14) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Sverige AB, mit einem Nennwert

Alcon Finland Oy, with a par value of CHF 131,950;

6) 100 % of the paid-in share capital of the company Laboratoires Alcon S.A., with a par value of CHF 19,720,727;

7) 100 % of the paid-in share capital of the company Alcon Laboratories (UK) Ltd., with a par value of CHF 7,316,000;

8) 100 % of the paid-in share capital of the company Alcon Laboratories Hellas Commercial & Industrial S.A., with a par value of CHF 651,050;

9) 100 % of the paid-in share capital of the company Alcon Nederland B.V., with a par value of CHF 28,424;

10) 99 % of the paid-in share capital of the company Alcon Italia S.p.A., with a par value of CHF 2,198,746;

11) 100 % of the paid-in share capital of the company Alcon Norge AS, with a par value of CHF 9,790;

12) 100 % of the paid-in share capital of the company Alcon Polska Sp. z.o.o., with a par value of CHF 300,000;

13) 90 % of the paid-in share capital of the company Alcon Portugal Produtos e Equipamentos Oftalmologicos, Lda., with a par value of CHF 35,100;

14) 100 % of the paid-in share capital of the company Alcon Sverige AB, with a par value of CHF 18,190;

15) 100 % of the paid-in share capital of the company Alcon Pharmaceuticals Ltd., with a par value of CHF 100,000;

16) 100 % of the paid-in share capital of the company

von CHF 18'190;

15) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Pharmaceuticals Ltd., mit einem Nennwert von CHF 100'000;

16) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon S.A., mit einem Nennwert von CHF 100'000;

17) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Laboratuvarlari Ticaret AS, mit einem Nennwert von CHF 1'420'000;

18) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Laboratories (South Africa) (Pty) Ltd., mit einem Nennwert von CHF 58'528;

19) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Korea Ltd., mit einem Nennwert von CHF 200'000;

20) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Hong Kong Limited, mit einem Nennwert von CHF 14'122;

21) 98 % des eingezahlten Aktienkapital der Gesellschaft Alcon Japan Ltd., mit einem Nennwert von CHF 9'525'120;

22) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Laboratories (Philippines), Inc., mit einem Nennwert von CHF 651'124;

23) 100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Pte Ltd., mit einem Nennwert von CHF 143'533;

24) 30 % des eingezahlten Aktienkapital der Gesellschaft Alcon Laboratories (Thailand) Ltd, mit einem Nennwert von CHF 10'050;

Alcon S.A., with a par value of CHF 100,000;

17) 100 % of the paid-in share capital of the company Alcon Laboratuvarlari Ticaret AS, with a par value of CHF 1,420,000;

18) 100 % of the paid-in share capital of the company Alcon Laboratories (South Africa) (Pty) Ltd., with a par value of CHF 58,528;

19) 100 % of the paid-in share capital of the company Alcon Korea Ltd., with a par value of CHF 200,000;

20) 100 % of the paid-in share capital of the company Alcon Hong Kong Limited, with a par value of CHF 14,122;

21) 98 % of the paid-in share capital of the company Alcon Japan Ltd., with a par value of CHF 9,525,120;

22) 100 % of the paid-in share capital of the company Alcon Laboratories (Philippines), Inc., with a par value of CHF 651,124;

23) 100 % of the paid-in share capital of the company Alcon Pte Ltd., with a par value of CHF 143,533;

24) 30 % of the paid-in share capital of the company Alcon Laboratories (Thailand) Ltd, with a par value of CHF 10,050;

25) 100 % of the paid-in share capital of the company Alcon Laboratories (Australia) Pty. Ltd., with a par value of CHF 2,397,000;

26) 100 % of the paid-in share capital of the company Alcon Canada Inc., no par value;

27) 100 % of the paid-in share capital of the company Alcon (Puerto Rico) Inc., with a par value of CHF 142;

28) 100 % of the paid-in share capital of the company

25)   100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Laboratories (Australia) Pty. Ltd., mit einem Nennwert von CHF 2'397'000;

26)   100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Canada Inc., ohne Nennwert;

27)   100 % des eingezahlten Aktienkapital der Gesellschaft Alcon (Puerto Rico) Inc., mit einem Nennwert von CHF 142;

28)   100 % des eingezahlten Aktienkapital der Gesellschaft Alcon Laboratories, Inc., mit einem Nennwert von CHF 7'100;

29)   100 % des eingezahlten Aktienkapital der Gesellschaft AlconLab Ecuador S.A., mit einem Nennwert von CHF 18'000;

30)   gewerbliches und geistiges Eigentum.

Diese Einlagen werden zu einem Wert von insgesamt CHF 298'022'970 übernommen. Als Gegenleistung für diese Sacheinlage gibt die Gesellschaft der Nestlé AG, Cham und Vevey, 50'000 voll einbezahlte Namenaktien der Gesellschaft mit einem Nominalwert von insgesamt CHF 50'000'000 aus. Dabei werden bei der Gesellschaft CHF 50'000'000 als Aktienkapital und CHF 248'022'970 in die Reserven gebucht.

2   Aus Anlass der Kapitalerhöhung der Gesellschaft von CHF 54'000'000 auf CHF 60'000'000, leistet die Nestlé AG, Cham und Vevey, die folgenden Einlagen:

1)   ein Darlehen an Alcon Laboratories Inc. von CHF 306'400'000,

2)   ein Darlehen an Alcon Laboratoires (UK) Ltd. von CHF 16'585'200,

3)   ein Darlehen an Laboratoires Alcon S.A. von

Alcon Laboratories, Inc., with a par value of CHF 7,100;

29)   100 % of the paid-in share capital of the company AlconLab Ecuador S.A., with a par value of CHF 18,000;

30)   industrial and intellectual property.

These contributions are received at a total value of CHF 298,022,970. In consideration for such contribution in kind, the Company allots to Nestlé Ltd, Cham and Vevey, 50,000 fully paid registered shares of the Company with a total nominal value of CHF 50,000,000. The Company enters into its books CHF 50,000,000 as share capital and CHF 248,022,970 as reserves.

2   In connection with the increase of the Company's share capital from CHF 54,000,000 to CHF 60,000,000, Nestlé Ltd, Cham and Vevey, effects the following contributions:

1)   a loan to Alcon Laboratories Inc. of CHF 306,400,000,

2)   a loan to Alcon Laboratoires (UK) Ltd. of CHF 16,585,200,

3)   a loan to Laboratoires Alcon S.A. of CHF 37,240,200.

CHF 37'240'200.

Diese Einlagen werden zu einem Wert von insgesamt CHF 360'225'400 übernommen. Als Gegenleistung für diese Sacheinlage gibt die Gesellschaft der Nestlé AG, Cham und Vevey, 6'000 voll einbezahlte Namenaktien der Gesellschaft mit einem Nominalwert von insgesamt CHF 6'000'000 aus. Dabei werden bei der Gesellschaft CHF 6'000'000 als Aktienkapital und CHF 354'225'400 in die Reserven gebucht.

These contributions are received at a total value of CHF 360,225,400. In consideration for such contribution in kind, the Company allots to Nestlé Ltd, Cham and Vevey, 6,000 fully paid registered shares of the Company with a total nominal value of CHF 6,000,000. The Company enters into its books CHF 6,000,000 as share capital and CHF 354,225,400 as reserves.

Abschnitt 8:
Verbindlicher Originaltext

Section 8:
Original Language

Artikel 33

Article 33

Verbindlicher Originaltext

Falls sich zwischen der deutschen und einer anderen sprachlichen Fassung dieser Statuten Differenzen ergeben, gilt der deutsche Originaltext.

Original Language

In the event of deviations between the German version of these Articles of Incorporation and any version in another language, the German authentic text prevails.

_____

Zug, den 25. Februar 2002
Revidiert: 18. März 2002
Revidiert: 21. März 2002
Revidiert: 25. März 2002
Revidiert: 23. Juli 2002
Revidiert: 4. Februar 2003
Revidiert: 22. Januar 2004
Revidiert: 14. Februar 2005
Revidiert: 21. Februar 2006
Revidiert: 2. Mai 2006

Zug, February 25, 2002
Revised: March 18, 2002
Revised: March 21, 2002
Revised: March 25, 2002
Revised: July 23, 2002
Revised: February 4, 2003
Revised: January 22, 2004
Revised: February 14, 2005
Revised: February 21, 2006
Revised: May 2, 2006